UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-37889

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the report of TOP Ships Inc. (the "Company"), dated February 2, 2018, announcing the Company's unaudited financial and operating results for the year ended December 31, 2017 as well as the acquisition of vessels.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-215577) that was filed with the SEC and became effective on February 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: February 2, 2018	By: /s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer

Exhibit 99.1

TOP SHIPS REPORTS YEAR ENDED DECEMBER 31, 2017 FINANCIAL RESULTS AND ACQUISITION OF VESSELS
ATHENS, GREECE – February 2, 2018 – TOP Ships Inc. (NasdaqCM: TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products today announced its unaudited financial results for the year ended December 31, 2017.
For the year ended December 31, 2017, the Company reported:
Net loss of $13.4 million.
Adjusted EBITDA of $16.4 million.*
*Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a "Non-US GAAP" measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), vessel impairments, and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire and vessel impairments,) and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. The Company's definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income/(Loss) to Adjusted EBITDA

	Year Ended December 31,
(Expressed in thousands of U.S. Dollars)	2016	2017

Net income/(loss) and comprehensive income/(loss)	1,052	(13,372)

Add: Bareboat charter hire expenses	6,299	6,282
Add: Amortization of prepaid bareboat charter hire	1,577	1,657
Add: Vessel depreciation	3,467	5,744
Add: Interest and finance costs	3,093	15,793
Add: Loss on derivative financial instruments	698	301

Adjusted EBITDA	16,186	16,405
Furthermore the Company announced today that it has acquired:
-
100% of the issued and outstanding shares of PCH Dreaming Inc., a Marshall Islands company that has entered into a new building contract for a high specification 50,000 dwt Medium Range ("MR") product/chemical tanker under construction at Hyundai Mipo Dockyard Co., Ltd. in South Korea and scheduled for delivery during March 2019.  The Company has acquired the shares from Ships International Inc. (the "Seller"), an entity affiliated with the Company's Chief Executive Officer, for an aggregate purchase price of $3.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $16,000, with a charterer's option to extend for two additional years at $17,000 and $18,000, respectively.

-
100% of the issued and outstanding shares of South California Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during April 2019.  The Company has acquired the shares from the Seller for an aggregate purchase price of $8.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively.

-
100% of the issued outstanding shares of Malibu Warrior Inc., a Marshall Islands company that has entered into a new building contract for a high specification, scrubber-equipped, 157,000 dwt Suezmax Crude Oil Carrier under construction at Hyundai Samho Heavy Industries Co. Ltd. in South Korea and scheduled for delivery during May 2019.  The Company has acquired the shares from the Seller for an aggregate purchase price of $8.95 million. Following its delivery, the vessel will enter into a time charter with an entity affiliated with the Seller for a firm duration of one year at a gross daily rate of $25,000, with a charterer's option to extend for two additional years at $26,000 and $27,000, respectively.

-
10% of the issued and outstanding shares of Eco Seven Inc., a Marshall Islands company that owns M/T Stena Elegance, a high specification 50,000 dwt MR product/chemical tanker delivered in February 2017 at Hyundai Vinashin.  The Company has acquired the shares from an entity affiliated with the Company's Chief Executive Officer for an aggregate purchase price of $1.6 million.  As a result of the transaction the Company will own 100% of the issued and outstanding shares of Eco Seven Inc.

Each of the acquisitions was approved by a special committee of the Company's board of directors, (the "Transaction Committee"), of which all of the directors were independent. In the course of its deliberations, the Transaction Committee hired and obtained an opinion on the fairness of the consideration of this transaction from two independent financial advisors.
Following the acquisition of the abovementioned vessels, the Company's projected charter coverage is as follows:
Year	Operating fleet	Operating fleet including vessels partly owned through joint ventures
2018	94%	95%
2019	82%	85%
2020	65%	70%
2021	20%	22%
The above charter coverage percentages are calculated as the ratio of (i) the number of days the vessels are expected to be hired pursuant to the existing time charters (not including extension options), divided by (ii) the number of days the vessels are available for chartering during the respective calendar years, assuming no off-hire days.
Following the delivery of all of the vessels currently under construction, our operating fleet will increase by 100%, from 7 vessels to 14 vessels (including vessels owned by joint ventures), and 172% in deadweight carrying capacity, by May 2019. The total projected gross revenues for the fixed chartered-in period of the Company's operating fleet (not including extension options) from the beginning of 2018 stands at about $155 million, or $172 million including vessels owned by joint ventures, with cash flow visibility reaching into 2021.
About TOP Ships Inc.
TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org

TOP SHIPS INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (Expressed in thousands of U.S. Dollars - except share and per share data)

	2016	2017

REVENUES:

Revenues	28,433	39,363

EXPENSES:

Voyage expenses	736	999
Bareboat charter hire expenses	6,299	6,282
Amortization of prepaid bareboat charter hire	1,577	1,657
Vessel operating expenses	9,913	13,444
Vessel depreciation	3,467	5,744
Management fees-related parties	1,824	4,730
General and administrative expenses	2,906	5,805
Other operating income	(3,137)	(914)

Operating income	4,848	1,616

OTHER INCOME/(EXPENSES):

Interest and finance costs	(3,093)	(15,793)
Loss on derivative financial instruments	(698)	(301)
Interest income	-	13
Other, net	(5)	1,120

Total other expenses, net	(3,796)	(14,961)

Net income/(loss) and comprehensive income/(loss)	1,052	(13,345)

Deemed dividend for beneficial conversion feature of Series B convertible preferred stock	(1,403)	-
Equity loss in joint venture	-	(27)

Net loss attributable to common shareholders	(351)	(13,372)

Attributable to:
Common stock holders	(351)	(13,404)
Non-controlling interests	-	32

Loss per common share, basic and diluted	(1,574)	(1.26)

Weighted average common shares outstanding, diluted	223	10,633,815

TOP SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2016 AND 2017

(Expressed in thousands of U.S. Dollars)

	December 31,	December 31,
	2016	2017
Assets

Cash and cash equivalents	127	24,081
Restricted cash	5,467	6,532
Advances for vessel acquisitions	-	6,757
Vessels, net	126,170	154,935
Prepaid bareboat charter hire	8,592	6,934
Other assets	2,661	3,077
Financial instruments	300	394
Investments in unconsolidated joint ventures	-	17,738
Total assets	143,317	220,448

Liabilities And Stockholders' Equity

Financial instruments	3,563	3,335
Debt	84,539	103,949
Other liabilities	7,953	5,890
Total liabilities	96,055	113,174

Commitments and contingencies	-	-

Stockholders' equity	47,262	107,274

Total liabilities and stockholders' equity	143,317	220,448